SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Skyhawk Capital Management Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1000 Ridgeway Loop Road, Suite 210 Memphis, Tennessee 38120

Telephone Number (including area code):

(901) 202-5030

Name and Address of Agent for Service of Process:

Eric F. Crigler Skyhawk Capital Management, LLC 1000 Ridgeway Loop Road, Suite 210 Memphis, Tennessee 38120

Check Appropriate Box:

The Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of this Form N-8A:

Yes	[X]	No	[_]

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Memphis and State of Tennessee on the 28th day of September, 2006.

SKYHAWK CAPITAL MANAGEMENT FUNDS TRUST
(Name of Registrant)
Attest: /s/ William Lawson, Jr.	By:/s/ Eric Crigler
William Lawson, Jr.	Eric Crigler
Secretary	President